

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3561

November 19, 2015

Tao Wang
Chief Executive Officer
Sleepaid Holding Co.
Rm 10 1/F Wellborne Commercial Centre
8 Java Road
North Point, Hong Kong

> **Re: Sleepaid Holding Co.**
> **Amendment No. 4 to Form 10-12G**
> **Filed November 13, 2015**
> **File No. 000-55446**

Dear Mr. Wang:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Claudia McDowell
McDowell Odom LLP